Sit U.S. Government Securities Fund

Disclosure Page

General Disclosure

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

Performance Disclosure

The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Investment Philosophy, Objective and Strategy

- The Sit U.S Government Securities Fund ("Fund") seeks to attain consistent, superior risk-adjusted returns using a conservative investment approach. The objective is to provide high current income and safety of principal by investing exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities.

- Fund managers search for securities providing high current income relative to yields currently available in the market. Considerations include their economic outlook, prepayment risk, yield, maturity and liquidity. We favor **seasoned, high-coupon, mortgage pools with stable prepayment histories**. Managers attempt to maintain an average effective duration for the portfolio of approximately 2 to 5 years.

- The Fund has never had a negative annual return since inception (rolling annual returns at month end).

Risk Management

Risk management is a very important factor in achieving the high risk/adjusted returns that we seek. We monitor portfolio interest rate related risks by measuring traditional durations based on bond maturities and adjusted durations based on the expected average lives of individual securities. We do not substantially shift portfolio durations with the expectation that there is substantial value added from aggressive duration shifts.

Primary fixed income risks:

- Interest Rate Risk: We generally keep our duration relatively close to the Barclays Intermediate Government Bond Index's duration. The Fund's duration is kept within 20% of benchmark.
- Credit Risk: Minimal. All securities are U.S. Treasury/Agency issues.
- Prepayment Risk: The mortgages we favor are seasoned, high coupon securities which have relatively stable and predictable prepayment characteristics. They also have relatively short durations and therefore do not have the price risk of more traditional MBS issues.
- Yield Curve Risk: We do not make "bets" on the expected shape of the yield curve. Our outperformance comes from strong risk-adjusted return from an emphasis on income, not on the direction of interest rates.
- Call Risk: Minimal. The Fund rarely uses callable securities.

Sit U.S. Government Securities Funds
Sector Weightings

	12/01	12/02	12/03	12/04	12/05	12/06	12/07	12/08	12/09	12/10	Barclays Interm. Govt. Index 12/10
U.S. Treasury Bonds	1 %	7 %	6 %	5 %	2 %	4 %	20 %	2 %	12 %	1 %	81 %
U.S. Agency Bonds	0	0	2	3	4	1	1	0	0	0	19
Collateralized Mortgage Obligations	45	32	20	25	31	35	34	32	25	41	0
TIPS	0	0	0	0	0	0	0	0	0	0	0
Mortgage Pass-Through Securities	49	55	66	64	62	59	40	65	62	57	0
Asset Backed Securities	0	0	0	0	0	0	0	0	1	1	0
Cash	5	6	6	3	1	1	5	1	0	0	0
Totals	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %

	12/01	12/02	12/03	12/04	12/05	12/06	12/07	12/08	12/09	12/10
Sit Govt. Fund Quality	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY
Sit Govt. Fund Duration	2.4 Yrs	1.9 Yrs	2.5 Yrs	2.7 Yrs	2.9 Yrs	3.0 Yrs	2.9 Yrs	2.2 Yrs	2.1 Yrs	**1.6 Yrs**
Barclays Interm. Govt. Duration	3.3 Yrs	3.2 Yrs	3.4 Yrs	3.4 Yrs	3.3 Yrs	3.3 Yrs	3.4 Yrs	3.6 Yrs	3.6 Yrs	**3.7 Yrs**
Sit Govt. Fund 30-Day SEC Yield	5.2 %	3.5 %	2.8 %	3.5 %	4.4 %	5.0 %	4.5 %	5.2 %	4.2 %	**3.0 %**
Barclays Interm. Govt. Yield	3.9 %	2.3 %	2.7 %	3.5 %	4.5 %	4.8 %	3.6 %	1.5 %	2.1 %	**1.5 %**

Recent Prepayment Experience

As of December 31, 2010

Prepayments remained stable during the credit crisis



% Constant Prepayment Rate (CPR)
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10
Mar-10
May-10
Jul-10
Sep-10
Nov-10
Fannie Mae 30-Year 1-Month CPR
Sit 1-Month CPR

Seasoned Mortgages Have Lower Prepayment Experience

Mortgage Rates Fell 2% Between December 2000 and July 2003



% Constant Prepayment Rate (CPR)
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
FNMA
Sit
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02
Feb-03
Apr-03
Jun-03
Fannie Mae 30 Year (7.0%)
Sit (9.2%)

Please refer to the General Disclosure on the Disclosure Page (page 2).

Seasoned Mortgages Have Lower Prepayment Experience

High coupon seasoned mortgages exhibit the most stable prepayments.



% Constant Prepayment Rate (CPR)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Coupon
Sit 7.0% - 10%
FHLMC 5.5%
FHLMC 6%
FHLMC 6.5%
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Sit (7.0%-10%)
FHLMC (5.5%)
FHLMC (6.0%)
FHLMC (6.5%)
Sit
FHLMC

Simplified Mortgage Example

Sit invests primarily in seasoned high coupon mortgages.

Coupon	Purchase Cost		Par		Premium Paid
8%	$110,000	–	$100,000	=	$10,000

One Year Profit/Loss Scenarios

		Interest Received		Premium Loss		Profit	Profit / Cost
1)	Nobody refinances	$8,000	–	$0	=	$8,000	7.27%
2)	One-fifth is refinanced after 6 months	$7,200	–	$2,000	=	$5,200	4.73%
3)	Half is refinanced after 6 months	$6,000	–	$5,000	=	$1,000	0.90%
4)	All is refinanced after 6 months	$4,000	–	$10,000	=	-$6,000	-5.45%

Sit U.S. Government Securities Fund Income

As of 12/31/2010



9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
12 Month Distribution Rate
2.97
2.80
0.60
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
12 Month Distribution Rate
30-Day SEC Yield
2-Year U.S. Treasury Yield

Sit U.S. Gov't Securities Fund Historical Net Asset Value vs. Barclays 10-Year Treasury Index

As of December 31, 2010


Less Risk:
Sit US Gov't Fund, Standard Deviation = 2.35
More Risk:
Barclays 10-Yr. Treasury, Standard Deviation = 2.83
115.0
110.0
105.0
100.0
95.0
90.0
Base Price ($)
106.2
94.6
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Sit U.S. Gov't Securities Fund Base Price
Barclays 10-Year Treasury Index Base Price

Sit U.S. Government Securities Fund – Net of Fees

As of December 31, 2010



Total Return (%)
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1.8
0.5
11.5
10.8
5.0
5.1
8.2
6.7
6.5
7.0
1.4
3.0
9.1
8.2
8.6
8.5
5.8
6.0
1.2
2.0
3.4
1.1
2.5
1.7
4.1
4.1
6.9
7.1
5.1
6.7
7.8
1.4
4.9
2.4
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Sit U.S. Government Securities Fund
Barclays 1-3 Year Government

Sit U.S. Government Securities Fund – Net of Fees

As of December 31, 2010


Total Return (%)
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1.8
4.5
11.5
5.8
5.0
5.3
8.2
5.3
6.5
5.0
1.4
4.9
9.1
6.2
8.6
3.5
5.8
1.7
1.2
1.0
3.4
1.4
2.5
3.3
4.1
5.0
6.9
4.6
5.1
1.4
7.8
0.1
4.9
0.1
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Sit U.S. Government Securities Fund
3 Month Treasury Bill

Please refer to the Performance Disclosure cited on the Disclosure Page (page 2).

Sit U.S. Government Securities Fund Protects Against Down Bond Markets

The only mutual fund to provide positive calendar year returns each year since inception (1987).

Annual Returns

All positive annual returns (from each month end).

High	4/30/91	15.00%
Low	5/31/04	0.65%

Quarterly Returns

Positive calendar-quarter returns 93% of the time.

High	(4Q87)	6.14%
Low	(3Q87)	-1.07%

Sit U.S. Government Securities Fund
Quarterly Rates of Return
(Performance Statistics are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00*	-1.07	6.14	6.05
1988	4.10	1.27	1.63	0.67	7.86
1989	1.45	4.72	1.27	3.21	11.04
1990	0.32	4.02	1.44	4.83	10.97
1991	2.54	1.05	4.73	4.01	12.87
1992	-0.77	3.50	2.13	0.52	5.43
1993	2.77	1.90	1.26	1.23	7.34
1994	0.19	-0.02	1.07	0.51	1.77
1995	2.85	3.26	1.98	2.95	11.50
1996	0.42	0.66	1.69	2.14	4.99
1997	0.00	3.00	3.04	1.95	8.19
1998	1.39	1.70	2.34	0.94	6.52

*Return is from 6/2/87 through 6/30/87

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1999	0.00	0.04	0.85	0.47	1.37
2000	1.53	1.72	2.19	3.42	9.15
2001	2.63	1.59	3.17	0.91	8.56
2002	0.72	2.33	1.87	0.77	5.79
2003	0.53	0.23	0.00	0.42	1.19
2004	1.52	-0.58	1.87	0.52	3.35
2005	0.13	1.97	-0.17	0.55	2.49
2006	0.09	0.43	2.33	1.26	4.13
2007	1.67	0.12	2.43	2.55	6.92
2008	3.05	-0.17	0.99	1.19	5.13
2009	2.12	1.78	2.51	1.17	7.78
2010	1.26	1.10	1.50	0.96	4.91

Historic Interest Rate Levels

10-Year U.S. Treasury

As of January 21, 2010



8.5
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
Yield (%)
3.41
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10

Sit U.S. Government Securities Fund

- Positive annual returns since inception in 1987
- Long-Tenured Managers
- Low duration, high income strategy
  - 1.6 year effective duration (12/31/10)
  - 2.97% 30-Day SEC Yield (12/31/10)

Portfolio Managers, Analysts and Key People

Sit U.S. Government Securities Fund

Name	***Title/Position***	***Years Experience***	***Years with Firm***
Michael C. Brilley	*President & Senior Portfolio Manager*	*42*	*26*
Bryce A. Doty	*Senior V.P. & Senior Portfolio Manager*	20	*15*
Mark H. Book	*V.P. & Portfolio Manager*	*25*	*10*
Jessica A. Ersfeld	*Research Associate (securities analysis, trading)*	*4*	*3*
Brian R. Gilbert	*Computer Decision Support Associate (quantitative support)*	*16*	*16*
Marci A. Lorge	*Senior Client Administrator (assistant and money market trader)*	*26*	*22*